

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

July 7, 2009

Via U.S. mail and facsimile

John P. Freeman
Chief Financial Officer
Spectrum Control, Inc.
8031 Avonia Road
Fairview, Pennsylvania 16415

> **Re:** **Spectrum Control, Inc.**
> **Form 10-K for the fiscal year ended November 30, 2008**
> **Filed February 12, 2009**
> **File No. 000-08796**

Dear Mr. Freeman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1A. Risk Factors, page 17

1.   We note the brevity of your risk factors section. In future filings, please revise your risk factor disclosure to address the most significant factors that make investing in your company speculative or risky and set forth each risk factor under a subcaption that adequately describes the risk. You should not present risks that could apply to any issuer. See Regulation S-K Item 503(c).

Item 11. Executive Compensation

Comparisons to Peer Group, page 10

2.   We note the Compensation Committee and management's reliance upon market
        industry information and survey data when implementing your compensation
        programs. While we recognize your identification of certain "peer group"
        companies and examples of your sources of executive compensation reports on
        page 10, please expand your disclosure in future filings to identify all surveys that
        are used by the Committee and management in their determination of executive
        compensation. Please also include all survey components, including component
        companies, and discuss how the benchmark upon which the Committee and
        management rely is determined.

Base Salary, page 11

3.   You provide little discussion and analysis of the effect of individual performance
        on determination of base salary for named executive officers, despite suggesting it
        is a significant factor. Please provide additional disclosure and analysis of how
        individual performance contributed to actual compensation for the named
        executive officers. For example, disclose the elements of individual performance,
        both quantitative and qualitative, specific contributions the compensation
        committee considered in its evaluation, and if applicable, how they were weighted
        and factored into specific compensation decisions. Refer to Item 402(b)(2)(vii) of
        Regulation S-K. In your response, please also reconcile your disclosure in the
        first paragraph under this section that "base salaries are not linked to the overall
        performance of the Company" with your subsequent disclosure that Messrs.
        Freeman, Howanitz, Ward and McKenna received base salary increases for fiscal
        2009 in part based upon "realization of the Company's strategic accomplishments
        during fiscal year 2008."

Non-Equity Annual Bonus Plans, page 12

4.   We note that "discretionary cash awards" comprised approximately 50% of the
        non-equity bonuses that were awarded to Messrs. Southworth, Freeman and
        McKenna in 2008. Further, we note from your disclosure that these discretionary
        awards "…are determined based upon the Committee's review and evaluation of
        the particular facts and circumstances affecting individual and Company
        performance." In future filings, please discuss how the Compensation Committee
        evaluates individual performance, Company performance and the specific
        contributions of named executive officers who receive discretionary awards, and
        disclose how the Committee exercises its discretion in such evaluation. See
        Regulation S-K Item 402(b)(2)(vi)-(viii). Your revised disclosure should clearly

reflect the Committee's rationale in awarding the discretionary cash bonuses and address any differences in awards among named executive officers.

5. Refer to the chart at the bottom of page 12. We note that the "results achieved" for certain performance metrics, including annual revenue growth on a consolidated basis and for the advanced specialty products business segment, are unclear. Please confirm that in future filings you will clearly disclose in your Compensation Discussion & Analysis the results achieved for each performance metric related to executive compensation.

Equity-Based Compensation, page 13

6. We note minimal discussion and analysis of how you determined specific stock option awards for each named executive officer. In future filings, we would expect to see a more focused discussion that provides substantive analysis and insight into how the Committee made actual payout determinations for the fiscal year for which compensation is being reported; specifically, how "the named executive officer's contributions toward the financial success of the Company" resulted in an equity award. Refer to paragraphs (b)(1)(iii) and (v) of Regulation S-K Item 402. In your response and in future filings, please also clarify the reasons for differences in the relative size of the grants among the officers. Please understand that discussion of the various items of corporate and individual performance that were considered by you must be accompanied by a complete qualitative and quantitative discussion of how you determined to award each specific form and level of compensation. You should provide complete discussions of the specific factors considered by the Committee in ultimately approving this and other forms of compensation, including the reasons why the Committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Celia Soehner at (202) 551-3463 or me at (202) 551-3314 if you have questions regarding these comments.

Sincerely,

Daniel Morris
Special Counsel